United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 31 December 2018
Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S
•REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-219945);
•POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556); AND

•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764),

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2019, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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COCA-COLA EUROPEAN PARTNERS REPORTS PRELIMINARY UNAUDITED RESULTS FOR THE
FULL-YEAR AND FOURTH-QUARTER ENDED 31 DECEMBER 2018

Note Regarding Preliminary Unaudited Results
The preliminary unaudited results for the fourth quarter and full year ended 31 December 2018 furnished in this report are based on CCEP management's preliminary determinations and current expectations, and such information is inherently uncertain. The preliminary unaudited results are subject to completion of CCEP's customary year-end closing and review procedures and third-party audit and have not yet been approved by the CCEP Board of Directors. As a result, actual results could differ materially from the current preliminary unaudited results based on adjustments made during CCEP’s year-end closing and review procedures and third-party audit, and CCEP’s reported information in its Annual Report on Form 20-F for the year ended 31 December 2018 may differ materially from this information. As a result, readers are cautioned not to place undue reliance on the information furnished in this report and should view this information in the context of CCEP's full year 2018 results when such results are disclosed by CCEP in its Annual Report on Form 20-F for the year ended 31 December 2018. The information furnished in this report is based on current CCEP management expectations that involve substantial risks and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, such information.

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted directly from our consolidated financial statements.
‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, merger and integration related costs, out of period mark-to-market impact of hedges, litigation provisions and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Dividend pay out ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout 2019.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Fourth-Quarter ended 31 December 2018
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	2,794	2,794	(7)	5.0%	5.0%	—%	5.0%
Cost of sales	1,734	1,727	(4)	3.5%	6.5%	(0.5)%	7.0%
Operating expenses	866	705	(2)	10.0%	0.5%	—%	0.5%
Operating profit	194	362	(1)	(2.0)%	6.0%	(0.5)%	6.5%
Profit after taxes	134	260	—	(319.5)%	8.0%	(0.5)%	8.5%
Diluted earnings per share (€)	0.28	0.54	—	(313.5)%	9.5%	—%	9.5%

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Year-Ended 31 December 2018
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	11,518	11,518	(60)	4.0%	4.0%	(0.5)%	4.5%
Cost of sales	7,060	7,029	(37)	4.5%	4.5%	(0.5)%	5.0%
Operating expenses	3,158	2,907	(16)	4.0%	2.5%	(0.5)%	3.0%
Operating profit	1,300	1,582	(7)	3.0%	7.0%	(0.5)%	7.5%
Profit after taxes	909	1,120	(4)	32.0%	8.0%	(0.5)%	8.5%
Diluted earnings per share (€)	1.86	2.30	—	32.0%	8.5%	—%	8.5%

Operational Review
Full-year 2018 reported operating profit totalled €1.3 billion, up 3.0% versus prior year. Comparable operating profit was €1.6 billion, up 7.0% on a comparable basis, or up 7.5% on a comparable and fx-neutral basis. Full-year 2018 diluted earnings per share were €1.86 on a reported basis, or €2.30 on a comparable basis.
Fourth-quarter 2018 reported operating profit totalled €194 million, down 2.0% versus prior year. Comparable operating profit was €362 million, up 6.0% on a comparable basis, or up 6.5% on a comparable and fx-neutral basis. Fourth-quarter 2018 diluted earnings per share were €0.28 on a reported basis, or €0.54 on a comparable basis.
Key operating profit factors during the full-year 2018 included solid revenue growth on a comparable and fx-neutral basis driven by strong revenue per unit case growth. This was partially offset by a 1.0% decline in volume as favourable weather in Great Britain, Germany and Northern Europe over the summer months was not enough to compensate for softer trading in Spain and France, the previously announced strategic portfolio and pricing initiatives, as well as the impact of new soft drinks taxes. Comparable operating margins improved as we broadly maintained our gross margin and continued to realise post-merger synergy benefits.
Revenue
Full-year 2018 revenue totalled €11.5 billion, up 4.0% versus prior year, or up 4.5% on a fx-neutral basis. Full-year 2018 revenue per unit case grew 5.5% on a comparable and fx-neutral basis benefiting approximately 2.5% from the impact of incremental soft drinks taxes. Volume decreased 1.0% on a comparable basis.
Fourth-quarter 2018 revenue totalled €2.8 billion, up 5.0% versus prior year on a reported and fx-neutral basis. Revenue per unit case was up 6.0% on a comparable and fx-neutral basis benefiting from favourable underlying price, channel and package mix, as well as approximately 3.5% from the impact of incremental soft drinks taxes. Fourth-quarter volume decreased 2.5% on a comparable basis, reflecting recent customer disruption in France and the impact of our strategic pricing and promotion initiatives in Germany.
On a territory basis for the fourth-quarter, Iberia revenues were down 1.5%, with solid volume growth in Portugal offset by softer trading in Spain. Revenue in Germany was up 3.0%, driven by solid revenue per unit case growth reflecting positive price, channel and pack mix effects. Revenue in Great Britain grew 18.5%, supported by underlying gains in revenue per unit case reflecting improved promotional effectiveness as well as the impact of the new soft drinks tax. Volume grew modestly in Great Britain supported by strong seasonal execution. Revenue in France was down 0.5% owing to changes in our price/pack

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architecture as well as the impact of recent customer disruption. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was up 6.0% with strong revenue per unit case gains supported by solid growth in small packs. Revenue growth was mainly led by the Netherlands and Sweden.
On a brand basis volume for the fourth-quarter, sparkling brands decreased 2.0%. Coca-Cola trademark brands declined by 3.5%, with a decline in Coca-Cola Classic partially offset by approximately 9.0% growth in Coca-Cola Zero Sugar. Sparkling flavours and energy grew 2.5% supported by solid performances from Fanta, Schweppes and energy brands. Still brands declined by 5.5% driven by a decline of 6.5% in juices, isotonics and other, as well as a 4.5% decline in water. This mainly reflects portfolio decisions in the ready-to-drink tea and water categories. Fuze Tea, Chaudfontaine and Smartwater all saw solid volume growth in the fourth quarter.
Cost of Sales
Full-year 2018 reported cost of sales were €7.1 billion, up 4.5%. Comparable cost of sales were €7.0 billion, up 4.5%, or up 5.0% on a comparable and fx-neutral basis. Full-year cost of sales per unit case increased 5.5% on a comparable and fx-neutral basis. This reflects brand mix, higher concentrate costs through the incidence pricing model given strong revenue per unit case growth, as well as approximately 4.0% from the impact of incremental soft drinks taxes.
Fourth-quarter 2018 reported cost of sales were €1.7 billion, up 3.5% versus prior year. Cost of sales were €1.7 billion, up 6.5% on comparable basis and up 7.0% on comparable and fx-neutral basis. Fourth-quarter cost of sales per unit case increased 8.0% on a comparable and fx-neutral basis, including approximately 5.5% from the impact of incremental soft drinks taxes.
Operating Expenses
Full-year 2018 reported operating expenses were €3.2 billion, up 4.0%. Comparable operating expenses were €2.9 billion, up 2.5% on a comparable basis, or up 3.0% on a comparable and fx-neutral basis. This reflects our continued investments for the future partially offset by synergy benefits and a continued focus on managing expenses.
Fourth-quarter 2018 reported operating expenses were €866 million, up 10.0%. Comparable operating expenses were €705 million, up 0.5% on both a comparable basis and comparable and fx-neutral basis.
Restructuring Charges
During the full-year 2018 we recognised restructuring charges totalling €274 million. These charges principally relate to restructuring activities under our Integration and Synergy programme, supply chain site consolidation in Great Britain and Iberia and other initiatives in Iberia and Germany.

2019 Outlook*
For 2019, CCEP expects:

•	Revenue growth in the low single-digit range excluding the impact of incremental soft drinks taxes of approximately 1.0%[1]

•	Cost of sales per unit case growth of approximately 2.5% excluding the impact of incremental soft drinks taxes of approximately 1.5%[1]

•	Operating profit growth between 6-7%[1]

•	Comparable tax rate of approximately 25%

•	Diluted earnings per share growth of between 10-11%[1], [2]

•	Share buyback of up to €1 billion
* Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details about these measures.

[1] On a comparable and fx-neutral basis.
[2] Diluted earnings per share growth assumes share buybacks of €1 billion in 2019.

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Dividends
During the year ended 31 December 2018, CCEP made dividend payments totalling €513 million (2017: €489 million), comprising four quarterly dividends totalling €1.06 per share and representing an increase of 26% compared to the previous year. The fourth-quarter dividend implied an approximate annualised 50% dividend payout ratio.

Going forward from 2019 onwards, there will be two interim dividend payments instead of four quarterly dividend payments. The first-half interim dividend will be announced with the first-quarter trading update in April, with payment in June. The second-half interim dividend will be announced with the third-quarter trading update in October, with payment in December.

Share Buyback
In September 2018, the Company announced a €1.5 billion[1] share buyback programme to reduce the share capital of the Company. The buyback programme began in September 2018 and €500 million of shares were repurchased by the end of 2018. The Company will continue with the buyback programme, repurchasing shares of up to €1 billion in 2019 and this will begin as soon as possible. The value of the programme may be adjusted depending on economic, operating, or other factors, including acquisition opportunities.

The buyback programme will be carried out for the shares listed on the New York Stock Exchange and Euronext Amsterdam and will be effected within certain pre-set parameters and in accordance with the general authority to repurchase shares granted by shareholders at the Company’s Annual General Meeting on 31 May 2018. CCEP intends to effect the buyback programme in accordance with the EU Market Abuse Regulation 596/2014. The maximum number of ordinary shares authorised for repurchase at the company’s 2018 Annual General Meeting is 48,507,819. All shares repurchased as part of the buyback programme will be cancelled.

[1]Existing shareholder authority to buyback shares expires at the end of the 2019 Annual General Meeting or, if earlier, the close of business on 28 June 2019. The company expects to seek further approval from shareholders to buyback shares at subsequent Annual General Meetings.

Intention to Seek Admission to Trading on London Stock Exchange and to Delist from Euronext London
CCEP has given notice of its intention to transfer its existing admission to trading on the market of Euronext London to the Main Market of the London Stock Exchange (the “Transfer”). CCEP’s decision to delist from Euronext London and apply for admission to trading on the Main Market of the London Stock Exchange is in an effort to improve market access for investors and enhance liquidity. This does not change the Company's category of listing, which will remain a standard listing under Chapter 14 of the UKLA's (the “United Kingdom Listing Authority”) Listing Rules.

It is expected that CCEP’s ordinary shares (the “Shares”) will be admitted to trading on the Main Market of the London Stock Exchange on 28 March 2019 and that delisting of the Shares from Euronext London will occur from 29 March 2019. There will therefore be one day of overlap during which the Shares will be admitted to trading on both London Stock Exchange and Euronext London to ensure continuous admission to the Official List of the UKLA.

Please note that this does not impact the listing of the Shares on the New York Stock Exchange (NYSE), Euronext Amsterdam or the Spanish stock exchanges. Following admission, investors will be able to trade the Shares on all markets under the symbol CCEP, with the Shares being quoted and traded in Euro on the London Stock Exchange, Euronext Amsterdam and the continuous market of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), and in USD on the NYSE.
A summary document in connection with the Transfer will be published by the Company in due course and will be available at www.ccep.com.

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of the 2017 Annual Report on Form 20-F, including the statements under the following headings: Risks Relating to Consumer Preferences and the Health Impact of Soft Drinks (such as sugar alternatives); Risks Relating to Legal and Regulatory Intervention (such as the development of regulations regarding packaging and taxes); Risks Relating to Business Integration and Synergy Savings; Risks Relating to Cyber and Social Engineering Attacks; Risks Relating to the Market (such as customer consolidation and route to market); Risks Relating to Economic and Political Conditions (such as continuing developments in relation to the UK’s exit from the EU, political instability in Catalonia, ‘Gilets Jaunes’ protest movement and demonstrations in France); Risks Relating to the Relationship with TCCC and Other Franchisors; Risks Relating to Product Quality; and Other Risks (such as competitiveness and transformation).

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

Fourth-quarter 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability			Comparable
	CCEP	Mark-to-market effects[1]	Restructuring charges[2]	Net tax items[3]	CCEP
Revenue	2,794	—	—	—	2,794
Cost of sales	1,734	(4)	(3)	—	1,727
Gross profit	1,060	4	3	—	1,067
Operating expenses	866	(8)	(153)	—	705
Operating profit	194	12	156	—	362
Total finance costs, net	25	—	—	—	25
Non-operating items	2	—	—	—	2
Profit before taxes	167	12	156	—	335
Taxes	33	2	38	2	75
Profit after taxes	134	10	118	(2)	260

Diluted earnings per share (€)	0.28	0.02	0.24	—	0.54

Diluted weighted average common shares outstanding					483

Fourth-quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Merger effects[4]	Mark-to-market effects[1]	Restructuring charges[2]	Net tax items[3]	CCEP
Revenue	2,662	—	—	—	—	2,662
Cost of sales	1,677	(8)	3	(54)	—	1,618
Gross profit	985	8	(3)	54	—	1,044
Operating expenses	787	1	2	(87)	—	703
Operating profit	198	7	(5)	141	—	341
Total finance costs, net	21	—	—	—	—	21
Non-operating items	(1)	—	—	—	—	(1)
Profit before taxes	178	7	(5)	141	—	321
Taxes	239	2	(2)	36	(194)	81
Profit after taxes	(61)	5	(3)	105	194	240

Diluted earnings per share (€)	(0.13)	0.01	(0.01)	0.21	0.40	0.49

Diluted weighted average common shares outstanding						489
___________________________

[1]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[2]	Amounts represent restructuring charges related to business transformation activities.

[3]
Amounts include the deferred tax impact related to income tax rate and law changes. The amount in 2018 includes the net book tax impact of US tax reform and the related simplification of our debt and capital structure. The amount in 2017 principally represents the net book tax impact of US tax reform.

[4]	Adjustments to reflect final acquisition accounting related adjustments and associated impacts.

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Full-year 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability			Comparable
	CCEP	Mark-to-market effects[1]	Restructuring charges[2]	Net tax items[6]	CCEP
Revenue	11,518	—	—	—	11,518
Cost of sales	7,060	(7)	(24)	—	7,029
Gross profit	4,458	7	24	—	4,489
Operating expenses	3,158	(1)	(250)	—	2,907
Operating profit	1,300	8	274	—	1,582
Total finance costs, net	93	—	—	—	93
Non-operating items	2	—	—	—	2
Profit before taxes	1,205	8	274	—	1,487
Taxes	296	1	68	2	367
Profit after taxes	909	7	206	(2)	1,120

Diluted earnings per share (€)	1.86	0.02	0.42	—	2.30

Diluted weighted average common shares outstanding					488

Full-year 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability						Comparable
	CCEP	Merger effects[4]	Mark-to-market effects[1]	Restructuring charges[2]	Merger and integration related costs[3]	Litigation provision[5]	Net tax items[6]	CCEP
Revenue	11,062	(7)	—	—	—	—	—	11,055
Cost of sales	6,772	27	6	(66)	—	—	—	6,739
Gross profit	4,290	(34)	(6)	66	—	—	—	4,316
Operating expenses	3,030	(14)	—	(169)	(4)	(5)	—	2,838
Operating profit	1,260	(20)	(6)	235	4	5	—	1,478
Total finance costs, net	100	—	—	—	—	(1)	—	99
Non-operating items	1	—	—	—	—	—	—	1
Profit before taxes	1,159	(20)	(6)	235	4	6	—	1,378
Taxes	471	(4)	(2)	70	1	1	(194)	343
Profit after taxes	688	(16)	(4)	165	3	5	194	1,035

Diluted earnings per share (€)	1.41	(0.03)	(0.01)	0.34	0.01	0.01	0.40	2.12

Diluted weighted average common shares outstanding								489
___________________________

[1] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[2] Amounts represent restructuring charges related to business transformation activities.
[3] Amounts represent costs associated with the Merger to form CCEP.
[4] Adjustments to reflect final acquisition accounting related adjustments and associated impacts.
[5] Amount represents a provision recorded for ongoing litigation.
[6] Amounts include the deferred tax impact related to income tax rate and law changes. The amount in 2018 includes the net book tax impact of US tax reform and the related simplification of our debt and capital structure. The amount in 2017 principally represents the net book tax impact of US tax reform.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	Fourth-quarter ended			Year ended
	31 December 2018	31 December 2017	% Change	31 December 2018	31 December 2017	% Change
As reported	2,794	2,662	5.0%	11,518	11,062	4.0%
Adjust: Total items impacting comparability	—	—	—%	—	(7)	—%
Comparable[1]	2,794	2,662	5.0%	11,518	11,055	4.0%
Adjust: Impact of fx changes	7	n/a	—%	60	n/a	(0.5)%
Comparable & fx-neutral	2,801	2,662	5.0%	11,578	11,055	4.5%

Revenue per unit case[2]	4.65	4.38	6.0%	4.64	4.41	5.5%
___________________________

[1]
The change in revenue includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 3.5% and 2.5% for the fourth-quarter and full-year ended 31 December 2018, respectively.

[2]
The change in revenue per unit case includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 3.5% and 2.5% for the fourth-quarter and full-year ended 31 December 2018, respectively.

Revenue by Geography Comparable	Fourth-quarter ended			Year ended
	31 December 2018	31 December 2017	Revenue % Change	31 December 2018	31 December 2017	Revenue % Change
	% of Total	% of Total		% of Total	% of Total
Spain/Portugal/Andorra[1]	21.5%	23.0%	(1.5)%	23.0%	24.5%	(1.0)%
Germany	20.5%	21.0%	3.0%	20.5%	20.0%	5.5%
Great Britain	21.5%	19.0%	18.5%	20.0%	18.5%	12.5%
France/Monaco	15.0%	16.0%	(0.5)%	15.5%	16.5%	(1.5)%
Belgium/Luxembourg	8.5%	8.5%	5.0%	8.5%	8.0%	7.0%
Netherlands	5.0%	4.5%	11.5%	5.0%	5.0%	10.5%
Norway	4.0%	4.0%	4.0%	3.5%	3.5%	6.0%
Sweden	3.0%	3.0%	5.0%	3.0%	3.0%	3.5%
Iceland	1.0%	1.0%	(4.5)%	1.0%	1.0%	(4.0)%
Total	100.0%	100.0%	5.0%	100.0%	100.0%	4.0%
___________________________

[1]	Spain/Portugal/Andorra is also referred to as Iberia.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days[1]	Fourth-quarter ended			Year ended
	31 December 2018	31 December 2017	% Change	31 December 2018	31 December 2017	% Change
Volume	603	608	(1.0)%	2,493	2,510	(0.5)%
Impact of selling day shift	n/a	10	n/a	n/a	10	n/a
Comparable volume - Selling Day Shift adjusted	603	618	(2.5)%	2,493	2,520	(1.0)%
___________________________

[1]	A unit case equals approximately 5.678 litres or 24 8-ounce servings, a typical volume measure used in our industry.

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Comparable Volume by Brand Category Adjusted for selling day shift	Fourth-quarter ended			Year ended
	31 December 2018	31 December 2017	Volume % Change	31 December 2018	31 December 2017	Volume % Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	87.5%	87.0%	(2.0)%	85.5%	85.0%	(0.5)%
Coca-Cola Trademark	65.0%	65.5%	(3.5)%	63.0%	63.5%	(1.5)%
Sparkling Flavours and Energy	22.5%	21.5%	2.5%	22.5%	21.5%	3.5%
Stills	12.5%	13.0%	(5.5)%	14.5%	15.0%	(5.0)%
Juice, Isotonics and Other	6.5%	7.0%	(6.5)%	7.5%	8.0%	(6.5)%
Water	6.0%	6.0%	(4.5)%	7.0%	7.0%	(3.0)%
Total	100.0%	100.0%	(2.5)%	100.0%	100.0%	(1.0)%

Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Fourth-quarter ended			Year ended
	31 December 2018	31 December 2017	% Change	31 December 2018	31 December 2017	% Change
As reported	1,734	1,677	3.5%	7,060	6,772	4.5%
Adjust: Total items impacting comparability	(7)	(59)	3.0%	(31)	(33)	—%
Comparable[1]	1,727	1,618	6.5%	7,029	6,739	4.5%
Adjust: Impact of fx changes	4	n/a	(0.5)%	37	n/a	(0.5)%
Comparable & fx-neutral	1,731	1,618	7.0%	7,066	6,739	5.0%

Cost of sales per unit case[2]	2.87	2.66	8.0%	2.83	2.69	5.5%
___________________________

[1]
The change in cost of sales includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 5.5% and 4.0% for the fourth-quarter and full-year ended 31 December 2018, respectively.

[2]
The change in cost of sales per unit case includes the impact of 2018 incremental sugar and excise taxes in Belgium, France, Great Britain and Norway of 5.5% and 4.0% for the fourth-quarter and full-year ended 31 December 2018, respectively.

Operating Expenses In millions of €	Fourth-quarter ended			Year ended
	31 December 2018	31 December 2017	% Change	31 December 2018	31 December 2017	% Change
As reported	866	787	10.0%	3,158	3,030	4.0%
Adjust: Total items impacting comparability	(161)	(84)	(9.5)%	(251)	(192)	(1.5)%
Comparable	705	703	0.5%	2,907	2,838	2.5%
Adjust: Impact of fx changes	2	n/a	—%	16	n/a	(0.5)%
Comparable & fx-neutral	707	703	0.5%	2,923	2,838	3.0%
___________________________

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at
	31 December 2018	31 December 2017
Total borrowings	5,618	5,748
Add: fx impact of non-EUR borrowings	24	66
Adjusted total borrowings	5,642	5,814
Less: cash and cash equivalents	(309)	(360)
Net debt	5,333	5,454

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Supplemental Financial Information - Financial Position

Statement of Financial Position In millions of €	As at
	31 December 2018	31 December 2017
Non-current assets	15,225	14,880
Current assets	2,991	3,314
Total assets	18,216	18,194
Non-current liabilities	7,860	8,222
Current liabilities	3,792	3,287
Total liabilities	11,652	11,509
Total equity	6,564	6,685
Total equity and liabilities	18,216	18,194

31 December 2018 vs 31 December 2017

Total non-current assets increased €345 million, or 2.5%, from €14.9 billion at 31 December 2017 to €15.2 billion at 31 December 2018. This change was driven by a reclassification from current assets of €318 million relating to VAT receivables in Iberia. Property, plant and equipment had a net increase of €51 million primarily due to higher capital investments year on year, net of depreciation charges and disposals.

Total current assets decreased €323 million, or 9.5%, from €3.3 billion at 31 December 2017 to €3.0 billion at 31 December 2018, mainly driven by a reclassification to non-current assets of €318 million relating to VAT receivables in Iberia and by working capital movements.

Total non-current liabilities decreased by €362 million, or 4.5%, from €8.2 billion at 31 December 2017 to €7.9 billion at 31 December 2018. This change was mainly driven by the decrease in borrowings due to early repayments of €424 million, reclassification of maturing borrowings to current from non-current of €349 million, partially offset by the issuance of a €400 million Eurobond in November 2018.

Total current liabilities increased by €505 million, or 15.5%, from €3.3 billion at 31 December 2017 to €3.8 billion at 31 December 2018. This change was primarily driven by the €349 million borrowing reclassification explained above, an increase of €295 million in trade and other payables driven by working capital initiatives and increased tax liabilities arising from the incremental effect of sugar and excise tax changes enacted during 2018. This was partially offset by a decrease in commercial paper outstanding of €130 million.

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Coca-Cola European Partners plc
Consolidated Income Statement (Unaudited)

	Year ended
	31 December 2018	31 December 2017
	€ million	€ million
Revenue	11,518	11,062
Cost of sales	(7,060)	(6,772)
Gross profit	4,458	4,290
Selling and distribution expenses	(2,178)	(2,124)
Administrative expenses	(980)	(906)
Operating profit	1,300	1,260
Finance income	47	48
Finance costs	(140)	(148)
Total finance costs, net	(93)	(100)
Non-operating items	(2)	(1)
Profit before taxes	1,205	1,159
Taxes	(296)	(471)
Profit after taxes	909	688

Basic earnings per share (€)	1.88	1.42
Diluted earnings per share (€)	1.86	1.41

The financial information presented in the unaudited consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows within this document does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. This financial information has been extracted from CCEP’s consolidated financial statements which will be delivered to the Registrar of Companies in due course.

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Coca-Cola European Partners plc
Consolidated Statement of Financial Position (Unaudited)

	31 December 2018	31 December 2017
	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,384	8,384
Goodwill	2,518	2,520
Property, plant and equipment	3,888	3,837
Non-current derivative assets	2	2
Deferred tax assets	37	56
Other non-current assets	396	81
Total non-current assets	15,225	14,880
Current:
Current derivative assets	13	20
Current tax assets	21	25
Inventories	693	650
Amounts receivable from related parties	107	75
Trade accounts receivable	1,655	1,732
Other current assets	193	452
Cash and cash equivalents	309	360
Total current assets	2,991	3,314
Total assets	18,216	18,194
LIABILITIES
Non-current:
Borrowings, less current portion	5,127	5,474
Employee benefit liabilities	142	162
Non-current provisions	119	48
Non-current derivative liabilities	51	93
Deferred tax liabilities	2,157	2,237
Other non-current liabilities	264	208
Total non-current liabilities	7,860	8,222
Current:
Current portion of borrowings	491	274
Current portion of employee benefit liabilities	19	21
Current provisions	133	194
Current derivative liabilities	20	1
Current tax liabilities	110	86
Amounts payable to related parties	191	178
Trade and other payables	2,828	2,533
Total current liabilities	3,792	3,287
Total liabilities	11,652	11,509
EQUITY
Share capital	5	5
Share premium	152	127
Merger reserves	287	287
Other reserves	(552)	(503)
Retained earnings	6,672	6,769
Total equity	6,564	6,685
Total equity and liabilities	18,216	18,194

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Coca-Cola European Partners plc
Consolidated Statement of Cash Flows (Unaudited)

	Year ended
	31 December 2018	31 December 2017
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	1,205	1,159
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	461	443
Amortisation of intangible assets	51	47
Share-based payment expense	17	14
Finance costs, net	93	100
Income taxes paid	(263)	(247)
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable	72	108
Decrease/(increase) in inventories	(45)	16
Increase/(decrease) in trade and other payables	297	142
Increase/(decrease) in provisions	9	(67)
Change in other operating assets and liabilities	(91)	(92)
Net cash flows from operating activities	1,806	1,623
Cash flows from investing activities:
Purchases of property, plant and equipment	(525)	(484)
Purchases of capitalised software	(75)	(36)
Proceeds from sales of property, plant and equipment	4	32
Net cash flows used in investing activities	(596)	(488)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	398	350
Changes in short-term borrowings	(131)	250
Repayments on third party borrowings	(444)	(1,180)
Interest paid, net	(81)	(94)
Dividends paid	(513)	(489)
Purchase of own shares under share buyback programme	(502)	—
Exercise of employee share options	25	13
Other financing activities, net	(11)	(2)
Net cash flows used in financing activities	(1,259)	(1,152)
Net change in cash and cash equivalents	(49)	(17)
Net effect of currency exchange rate changes on cash and cash equivalents	(2)	(9)
Cash and cash equivalents at beginning of period	360	386
Cash and cash equivalents at end of period	309	360

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 14 February 2019	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer